Exhibit 99.1

Sapiens Partners with WCL to Provide Connectivity for Lloyd’s of London Bureau Services

Collaboration to improve efficiency and accuracy of core policy and claim records in Lloyd’s ecosystem

February 8, 2022 —Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that it will partner with WCL, a Zywave company, to provide messaging to Lloyd’s of London Bureau Services.

“Sapiens’ core policy software integration with WCL signals our mission to expedite and strategically invest in contemporary API services aligned to Lloyd’s Blueprint Two goals,” said Roni Al-Dor, Sapiens President & CEO. “Streamlining the process will enable our primary insurance clients new opportunities to access Lloyd’s capital and reinsurance service, while at the same time will bring real-time risk management a step closer.”

Sapiens core digital insurance platform, providing end-to-end P&C policy management, billing and claims solution, will be combined with WCL’s Bureau messaging integration that will open up the distribution from customer to carrier to Lloyd’s Syndicate for Sapiens’ global 600 insurer customer base.

The end-to-end PAS to syndicate solution with compliance automation utilises market standard ACORD frameworks via WCL’s enabledB2B Gateway, which manages the sending and receipt of all data and documents for market participants. The integration empowers customers to exchange data once, which can then be replicated between platforms, thereby eliminating data duplication and streamlining end-to-end processes from core policy data records.

Sapiens are providing the technical framework to meet the growing demand from existing clients and prospects to access the Lloyd’s market, who want to break free from the legacy technology systems that restrict profitable growth. The power and flexibility of Sapiens’ digital insurance platform with its Intelligence data analytics and machine learning models, offers valuable insight into the ecosystem. WCL provides London market messaging capability to most Lloyd’s managing agents, large brokers and a number of reinsurers in.

“Working with Sapiens brings significant advantages for Lloyd’s and London market players, and adds value of mutual benefit to the market,” said James Willison, Managing Director of WCL. “Simplifying and automating the processing of common data and bordereaux management will ultimately open up a wealth of data, insights and intelligence held in a core PAS system.”

About WCL:

WCL, a Zywave company, provides business solutions to insurance organisations looking to transform their operations using structured data. WCL’s solutions support the placement of risks, accounting and settlement and claims.

www.sapiens.com

Set up in 2003, WCL allows organisations to streamline business processes by automating the secure, electronic transfer of data and documents between brokers and risk carriers, using internationally-agreed ACORD standards. This improves client service, increases process efficiency, reduces operational costs and eliminates unallocated cash.

WCL client list includes over 80 insurance and reinsurance organisations globally, including the majority of Lloyd’s Managing Agents, the world’s largest broking and carrier firms, based across the US, London, Bermuda, Continental Europe and Asia.

WCL provides the software to the majority of players engaged with the Ruschlikon Initiative, a joint industry project sponsored by insurance standards body ACORD. This project aims to connect the leading players in the insurance and reinsurance industry to advanced back office processes such as technical accounting, claims and settlement using the ACORD Global Reinsurance and Large Commercial (GRLC) Standard.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact

Shay Assaraf

Chief of Marketing, Sapiens

Shay.assaraf@sapiens.com

Investor’s Contact Kimberly Rogers

Managing Director, Hayden IR

+1 541-904-5075

kim@HaydenIR.com

www.sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com

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